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                                                                                               EXHIBIT 12
                                  INDIANA MICHIGAN POWER COMPANY
                  Computation of Consolidated Ratio of Earnings to Fixed Charges
                                 (in thousands except ratio data)
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                                                                     Year Ended December 31,
                                                       1993       1994       1995       1996       1997
Fixed Charges:
  Interest on First Mortgage Bonds. . . . . . . .    $ 53,771   $ 43,564   $ 43,410   $ 41,209   $ 39,678
  Interest on Other Long-term Debt. . . . . . . .      23,504     24,725     23,564     20,100     21,064
  Interest on Short-term Debt . . . . . . . . . .       1,085      1,883      2,003      2,982      3,248
  Miscellaneous Interest Charges. . . . . . . . .       3,039      3,520      3,472      3,262      3,187
  Estimated Interest Element in Lease Rentals . .      84,300     85,000     82,700     82,600     79,700
       Total Fixed Charges. . . . . . . . . . . .    $165,699   $158,692   $155,149   $150,153   $146,877

Earnings:
  Net Income. . . . . . . . . . . . . . . . . . .    $129,344   $157,502   $141,092   $157,153   $146,740
  Plus Federal Income Taxes . . . . . . . . . . .      38,826     32,303     55,990     76,899     74,223
  Plus State Income Taxes . . . . . . . . . . . .       7,492      6,063      7,058      9,270      7,519
  Plus Fixed Charges (as above) . . . . . . . . .     165,699    158,692    155,149    150,153    146,877
       Total Earnings . . . . . . . . . . . . . .    $341,361   $354,560   $359,289   $393,475   $375,359

Ratio of Earnings to Fixed Charges. . . . . . . .        2.06       2.23       2.31       2.62       2.55
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